

June 25, 2021

Marc Thompson
Chief Financial Officer
EverCommerce Inc.
3601 Walnut Street, Suite 400
Denver, Colorado 80205

> **Re: EverCommerce Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed June 23, 2021**
> **File No. 333-256641**

Dear Mr. Thompson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2021 letter.

Amendment No. 1 to Form S-1

Summary Consolidated Financial and Operating Data, page 16

1. Given the numerous items impacting your pro forma per share calculations, please revise note (2) to provide a reconciliation of the numerator and denominator for such calculations. Also, clarify whether the adjustments to the numerator have been tax effected or revise accordingly. Refer to Rule 11-02(b)(5) of Regulation S-X.

Risk Factors
"Our indebtedness could adversely affect our financial health and competitive position...", page 35

2.   You state here that on a pro forma basis the aggregate principal amount outstanding under your New Credit Facilities will be approximately $350 million and you will have up to $190 million available under your New Revolver; however, according to your Use of Proceeds disclosure, it appears that you anticipate using $79 million of the New Revolver to repay a portion of the existing credit facilities. As such it would appear that on a pro forma basis you will have $429 million outstanding under your New Credit Facilities and $111 available under the New Revolver. Please revise your disclosures as necessary or explain. Similar revisions, if necessary, should be made to your liquidity disclosures.

Consolidated Financial Statements
Note 11. Stock-Based Compensation, page F-34

3.   We note your revised disclosures on page 120 regarding changes to the vesting schedules for your performance-based options. Your disclosures here, however, appear to only describe and address the vesting schedules for time-based options. Please explain this apparent inconsistency and revise, as necessary, to include a discussion of any outstanding performance-based awards and their related vesting schedules. Refer to ASC 718-10-50-1.

Unaudited Interim Financial Statements
Note 11. Stock-Based Compensation, page F-62

4.   We note from your disclosures on page 93 that you reassessed the fair value of equity awards granted during January, February and March 2021. It appears that the weighted-average exercise price and weighted-average grant date fair value here do not reflect the reassessed valuations. Accordingly, please revise to include a discussion of such changes and the impact on your financial statements in a subsequent event footnote. Refer to ASC 855-10-50-2.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: Benjamin J. Cohen